INVEST IN PUREBOOST

🔥 The #1 bestselling clean energy drink mix - no sugar, no sucralose, no crash


PURE
BOOST

San Diego CA

LEAD INVESTOR

Brian Weeks

As a medical doctor who sees patients every day, I was impressed by Pureboost from the beginning. Pureboost is taking on the global energy drink market which is projected to grow to $108B by 2031 with a compound annual growth rate of 8.2%. Every other energy drink on the market that I've seen contains unhealthy ingredients like loads of sugar and artificial ingredients including sucralose. Pureboost is tapping into a dramatically growing market and offering consumers something uniquely different, a clean, healthy energy drink filled with 25 vitamins, minerals, superfoods and electrolytes for hydration. I've been recommending Pureboost to my patients since Day 1 and they love how it tastes and makes them feel. I've also known one of the Co-Founders of Pureboost for over 15 years and saw him grow another healthy drink to over $1B in sales. I'm extremely impressed with the Pureboost team and believe so strongly in Pureboost that this is the 3rd time I have invested in the brand.

Invested $100,000 this round

Highlights

1. 🚀 Dramatic growth: $7.34M in 2021 revenue, up from $1.2M in 2019
2. 💸 Team's track record: 10+ exits & building a nutritional drink company to $1.25B in sales
3. 🏆 20,000+ 5-star reviews
4. 🌿 Over 16 million Pureboost servings sold
5. 💥 80% gross margins & 45% reorder rate
6. 🎯 #1 category bestseller on Amazon, launching at Costco.com, Walmart, Walgreens in Q3
7. 📈 On a strategic path to $100M in sales (not guaranteed) by 2026

7. 📈 On a strategic path to $100M in sales (not guaranteed) by 2026

8. 💫 Breakout star taking in a fast-growing $350B market

Our Team



Brian Enge Co-Founder

Serial entrepreneur with 4 exits. Active.com senior leadership when it sold for $1B+. Cyrk senior leadership when it IPO'd. Saucony EVP when it sold for $150M. Zoot CEO when it sold for $12M. Former pro soccer player. Harvard BA. Harvard MBA.



Sean Ross Co-Founder

Nutrition innovator and supply chain whiz. Experience managing manufacturing for Glanbia, the world's largest sports nutrition brand and has overseen the production of over $1B+ worth of products. Invented the original Pureboost formula.



Ray Faltinsky Co-Founder

Lifelong nutrition enthusiast. Launched and grew a nutrition company from 0 to $1.25B in sales over its 22-year lifetime, generating a 125x return for investors. Launched Pureboost in 2018. Yale Law School JD.



Danny DeMichele Co-Founder

Sales and scale ace with 6 exits in digital marketing/e-commerce. Founder of Quiverr, a Top 25 Amazon bestseller with over $1B+ in revenue (acquired by ASM, the largest CPG retail management & distribution company). Founder of 2 Inc 500 companies.



Jay Mercer CEO

Strategic sales leader with 25+ years in CPG. Launched 250+ products for Fortune 500 companies and brands, including Del Monte, Milk Bone, Meow Mix & Hershey Foods. VP of Sales at Amazing Grass when it sold to Glanbia Performance Nutrition.



Gillian Snyder VP Marketing

Digital marketing and scale ace with 15+ years leading geographic and category expansion for global ecommerce brands. Grew marketing programs to 14M website visitors and $50M in sales. Built a thriving retention program for a $150M brand. UCSD MBA.

Why Pureboost?


PUREBOOST™
clean antioxidant energy mix


PURE
BOOST
IMMUNE

Pureboost is the first clean energy drink mix. We're taking on a $350B market - and leaving GMOs, artificial sweeteners, sugar and junk side effects like jitters and crashes in our dust. The clean energy movement is here!

BECAUSE WE DESERVE
BETTER THAN UNHEALTHY, "DIRTY" ENERGY

Today's energy drinks are loaded with "dirty" ingredients, such as sugar and artificial sweeteners, or massive amounts of caffeine. This results in a short-term boost followed by jitters and a crash. Plus low-quality, impure ingredients have been proven to result in potentially irreversible long-term health consequences. People need energy to get through the day, but delicious and clean energy is near impossible to find.

INTRODUCING PUREBOOST
THE FIRST CLEAN ENERGY DRINK

Pureboost has cracked the nutritional code—feel-good energy that's delicious, affordable, and healthy. It's ultra-portable, packed with vitamins and electrolytes, and uniquely formulated to help you tackle your everyday routine—without the side effects and long-term health challenges that accompany traditional energy drinks.


CLEAN IMMUNE-BOOSTING ENERGY
PURE BOOST IMMUNE
NO SUGAR
NO SUCRALOSE
NO CRASH
ELDERBERRY
1,200 MG VITAMIN C
VITAMINS A + D, ZINC
B12 + GREEN TEA
30 combo pack
DIETARY SUPPLEMENT
CLEAN ANTIOXIDANT ENERGY
PURE BOOST
NO SUGAR
NO SUCRALOSE
NO CRASH
30 combo pack
DIETARY SUPPLEMENT
NET WT 12.69 oz. (360g)
CLEAN ENERGY SUPERPACK
PURE BOOST SUPERFOODS
SUPER FOOD BOOSTED
DELICIOUSLY BOOSTED WITH 7 GREEN OR RED SUPERFOODS, B12, GREEN TEA + VITAMINS
30 combo pack
DIETARY SUPPLEMENT
Clean Energy + Advanced Immune Support
The Original Clean Antioxidant Energy
Clean Energy + Organic Superfoods

We're on a mission to help people lead healthier, happier, and more active lives. Now go-getters can fuel their best moments with an everyday energy drink that the whole family will love.


CLEAN ENERGY.
CRASH-FREE.
ABSURDLY DELICIOUS.
CLEAN ANTIOXIDANT ENERGY
PURE BOOST
30 combo pack


ALL OF THE GOOD, NONE OF THE BAD
GREEN TEA CAFFEINE
VITAMINS & ELCTROLYTES
NATURAL FLAVORS & COLORS
MADE IN THE USA
from globally sourced ingredients


NO SUGAR
NO SUCRALOSE
NO ARTIFICIAL FLAVORS
OR COLORS
NON-GMO
NO PRESERVATIVES
NO DAIRY, SOY
OR GLUTEN

Pureboost is the 1st antioxidant energy mix without any sugar, sucralose, or crash. Say goodbye to the dirty and jitters that come with traditional energy drinks, soda, and coffee.

Pureboost delivers long-lasting energy and hydration that's bursting with:

- B12
- Natural Green tea caffeine
- 25+ vitamins, minerals, and herbs
- Hydration Maximizer Electrolyte Blend

Additionally, Pureboost is:

- Naturally flavored and sweetened
- Keto, paleo, and vegetarian friendly
- 100% free of dairy, soy, gluten, and preservatives
- Non-GMO
- Proudly manufactured in the USA

WE'RE TURNING HEADS **AS SALES GROW ASTRONOMICALLY**

Pureboost is already achieving remarkable results in a $350B total addressable market. We're THE #1 healthy category leader on Amazon, with double-digit annual growth since launch and more than 25,000 positive reviews.

We're laser-focused on growth. In our first three years in business, we generated $12.3 million in cumulative revenue, and $7.34 million last year alone.


$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
$63,000
$1,240,000
$3,690,000
$7,340,000
Projected*
$12,000,000
2018
2019
2020
2021
2022

Revenue forecasts and projected exit opportunities are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

With 80% gross margins on Amazon and our direct-to-consumer channels, as well as plans to expand to other major retailers, we are on track to hit $100 million in revenue by 2026.

RETENTION FROM AN UNDERSERVED CONSUMER **DRIVES SUCCESS**


SALES
45%
REPURCHASE RATE
35
DAY PURCHASE CYCLE
$93
AVG ANNUAL SPEND
SUBSCRIPTIONS
50%
OF DTC REVENUE
20%
OF AMAZON REVENUE
$155
AVG ANNUAL SPEND


80%
GROSS MARGINS ON AMAZON AND DTC
$8.7M
REVENUE RUN RATE
$16.8M
CUMULATIVE REVENUE TO DATE
16M
SERVINGS SOLD!
+228.5%
COMPOUND ANNUAL GROWTH RATE
550K
BOXES SOLD


EVERYBODY LOVES US


THE #1 HEALTHY ENERGY DRINK MIX ON AMAZON
amazon
20,000+
5 STAR REVIEWS
CATEGORY LEADER*
ENERGY DRINK MIX
ENERGY DRINK POWDER
TOP EMERGING BUSINESS ON AMAZON
*SOURCE: AMAZON % OF SALES MARKET SHARE DATA
AMAZON LAUNCHPAD RANKING


"It never makes me feel bad or jittery. The flavors are great too!"
"I love that the mix doesn't contain a lot of filler ingredients and tastes great. It has a bit of fizz to replace soda for me. It helps me drink more water each day as well."
"Taste is really good and gives a definite subtle energy boost without the high energy symptoms of other energy products."

OUR WORLD-CLASS TEAM IS EXPERIENCED AND MADE UP OF ENERGETIC WINNERS

Pureboost's team includes a former professional athlete/Harvard MBA, Yale JD, and leaders in the nutrition space—including one that built another nutritional drink to $1.2B in sales and a 125X return for investors. We're also active parents with 15 children between us.



RAY FALTINSKY
Co-Founder, Partner
Nutrition and Wellness Industry Leader With over 1.2B in nutrition revenue
SEAN ROSS
Co-Founder, Partner
Nutrition Industry Product Development & Sourcing Expert
BRIAN ENGE
Co-Founder, Partner
Brand and Product Builder with multiple consumer brand exits
DANNY DEMICHELLE
Co-Founder, Partner
Direct Marketing and Amazon Expert with multiple exits
JAY MERCER
CEO
Well-established CPG career with Fortune 500 companies & startups
RYAN BERMAN
Partner
Brand/Messaging Expert, Integral in building Subway, US Ski & Caesars
GILLIAN SNYDER
VP Marketing
Direct Response Marketing and E-comm Expert
EDWARD BO
VP Operations
Supply chain and operations expert

AND WE AREN'T SLOWING DOWN ANYTIME SOON!



2022
LAUNCH
2,500+ DOORS BY Q4 2022
2023
EXPAND
MORE STORES & MORE RETAILERS
2024
SCALE
NATIONAL FOOTPRINT IN TOP RETAILERS

We're targeting an omni-channel growth strategy to ensure Pureboost is available to consumers wherever they shop.

In Q3 and Q4 of 2022, we're expanding into Costco.com, Walmart, Walgreens and Meijer. For launch in Q4 of 2022 and 2023, we're in talks with Wegman's, Whole Foods, Kroger, Publix, Target, CVS, H-E-B, Giant Eagle and more!

Through our top-tier retailers Target, Publix, Kroger, Costco, and Walmart alone, our national footprint will make us a household name across tens of thousands of stores.

THE ENERGY DRINK MARKET INCLUDES **ATTRACTIVE EXIT COMPS**



$80M
ZIPFIZ WAS PURCHASED IN 2018 FOR $80M
$400M
LIQUID IV WAS PURCHASED IN 2020 FOR $400M+ BY UNILEVER
$3.86B
ROCKSTAR WAS ACQUIRED IN 2020 FOR $3.86B BY PEPSICO
$2.15B
COCA-COLA ACQUIRED 17% OF MONSTER FOR $2.15B+ IN 2014
$6B+
PEPSICO INVESTS $550M IN AUGUST 2022 AT $6B+ VALUATION



AND THE MARKET
IS EXPLODING



MASSIVE TOTAL ADDRESSABLE MARKET
$350 BILLION
ENERGY DRINKS
$20.7B
WATER ENHANCERS
$6B
SODA
$275B
COFFEE
$48B
PURE BOOST



WE'RE RAISING CAPITAL
TO ACCELERATE OUR GROWTH



EXPAND BRICK AND MORTAR DISTRIBUTION
INCREASE HIGH ROI MARKETING SPEND TO BUILD BRAND AWARENESS
INVEST IN INNOVATION & INVENTORY TO SUPPORT GROWTH



PROJECTED REVENUE ACCELERATION
MOST LIKELY ACQUIRED ZONE
$100,000,000
$80,000,000
$60,000,000
$40,000,000


$20,000,000
$0
2019
2020
2021
2022
2023
2024
2025
2026

Revenue forecasts and projected exit opportunities are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.


INVEST IN THE CLEAN ENERGY MOVEMENT TODAY!
PURE BOOST
PURE BOOST
PURE BOOST